SHEARMAN & STERLING LLP

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 7

ABU DHABI
BEIJING
BRUSSELS
DUSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIN
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.



05009502

SUPPL

June 28, 2005



SEC MAIL PROCESSING
RECEIVED
JUL 0 1 2005
WASH, D.C. 192 SECTION

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release announcing that Usinor is to purchase any and all of its outstanding $300,000,000 aggregate principal amount of 7¼% Bonds due August 1, 2006.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA



PROCESSED
JUL 07 2005
THOMSON
FINANCIAL

dlw 7/7

arcelor

27 June 2005

Usinor to Purchase Any and All of its Outstanding $300,000,000 aggregate principal amount of 7¼% Bonds due August 1, 2006

Description of the transaction

Usinor (formerly known as Usinor Sacilor), a *société anonyme* organized under the laws of the French Republic ("Usinor"), wholly owned by Arcelor, a *société anonyme* incorporated under the laws of Luxembourg ("Arcelor") offers to purchase for cash any and all of its $300 million aggregate principal amount of 7¼% Bonds due August 1, 2006.

The purpose of the offer is to reduce Arcelor's gross indebtedness and borrowing costs and optimize the use of its cash. Arcelor intends to fund the offer through cash generated from its operations.

Usinor will conduct the offer in accordance with terms and conditions described in its Offer to Purchase, dated 24 June 2005.

About the Arcelor Group

The Arcelor Group (the "Group") was created in February 2002. Arcelor was born out of the amalgamation of three steelmakers, Aceralia, Arbed and Usinor, to create a leading steel company in the global steel industry. The Group is developing its business in four principal sectors: Flat Carbon Steels, Long Carbon Steels, Stainless Steels and Arcelor Steel Solutions and Services ("A3S"). Employing almost 95,000 people in more than 60 countries, Arcelor is a major player in the global steelmaking industry, with output of 47 million tons of steel and sales of 30 billion euros in 2004. Thirty percent of output is produced from scrap through the electric arc furnace, 70% being produced from iron ore. On a proforma basis for 2004, including the Group's new Brazilian and Argentine businesses, sales amount to 31.26 billion euros with output of 51 million tons of steel. The Group is a leading player in all its principal markets: automotive, construction, domestic electrical appliances, packaging and general industry.

Contact Information

Dealer Manager:	**Merrill Lynch & Co.** Tel: +212 449 4914 (collect) **Merrill Lynch International** Tel: +44 207 995 3715
Information and Tender Agent:	**Bondholder Communications Group** Tel. +1 888 385 BOND (2663) (toll-free USA) Tel. +44 20 7236 0788 (collect)